Exhibit 2

CREST FINANCIAL LIMITED

JPMorgan Chase Tower

600 Travis, Suite 6800

Houston, Texas 77002

May 17, 2013

Dear Fellow Clearwire Stockholders:

In our letter dated May 15, 2013, Crest Financial Limited (“Crest”) explained a number of reasons why you should vote AGAINST the proposed merger (the “Sprint-Clearwire Merger”) of Clearwire Corporation (“Clearwire” or the “Company”) with Sprint Nextel Corporation (“Sprint”). As we said in that letter and on other occasions, Sprint’s offer grossly undervalues Clearwire and its spectrum assets.

Many of you may be asking yourselves what will happen to Clearwire after you and the other Clearwire stockholders vote AGAINST the Sprint-Clearwire Merger? In our public statements and correspondence with our fellow stockholders, we have shown a number of different paths forward for Clearwire. Today, we want to focus on one in particular, which we mentioned in our May 15 letter: After we reject the Sprint-Clearwire Merger, the true bidding for Clearwire may begin, and therefore the Clearwire board of directors (the “Clearwire Board”) would be required to conduct a real and transparent process to seek direct bids for 100% of the Clearwire shares—whether those bids are from SoftBank Corp. (“SoftBank”), DISH Network (“DISH”), or another suitor. As we will explain further below, we believe that there are several scenarios that can be imagined in which direct bidding for Clearwire could occur.

In our May 15 letter, we discussed the bidding war underway between SoftBank and DISH for control of Clearwire’s valuable wireless spectrum. As we noted, SoftBank and DISH have not been bashful about their desire for Clearwire. SoftBank’s CEO Masayoshi Son has publicly proclaimed that, “in the Sprint-SoftBank transaction, Clearwire’s spectrum is the key.” At the same time, DISH Chairman Charlie Ergen has been equally transparent in his quest for Clearwire. Like SoftBank’s chief executive, Mr. Ergen “see[s] huge value in Sprint-Clearwire.” In fact, DISH initially bid directly for Clearwire. As Mr. Ergen recently explained, DISH “would have liked to acquire Clearwire in its entirety, obviously, but unbeknownst to [DISH], they’d sold control to Sprint,” and he also said that the reason DISH made its offer to acquire Sprint was because DISH concluded that, after dealing with the Clearwire Board, “there’s really no way to acquire [Clearwire] without acquiring Sprint” and it accordingly shifted its interest to Sprint.

As we further explained, this bidding war is not taking place through direct bids for Clearwire, which would benefit all of Clearwire’s stockholders. Instead, it is currently taking place through competing offers for Sprint. However, we envision scenarios where this quickly changes and Clearwire becomes the direct target of the suitors looking to acquire control of Clearwire’s valuable spectrum. After we the stockholders have rejected Sprint’s unfair offer, the Clearwire Board will be free to terminate the Sprint-Clearwire merger agreement, consider direct bids from DISH, SoftBank, or others for 100% of Clearwire, and recommend in favor of such a direct bid. At that time, the merger agreement itself will no longer constrain the Clearwire Board’s consideration of such alternatives. And Sprint will not have the ability under any other agreement, including the Equityholders’ Agreement, to prevent the Clearwire Board from considering and recommending such alternatives. Such alternatives promise to turn what has been an unfair unilateral deal process with Sprint into a competitive process for Clearwire. For that to happen, however, we the stockholders need to reject the Sprint merger. And the Clearwire Board needs to rebuff subsequent incremental bids by Sprint, which will only be obstacles to thwart alternative offers. We believe that competitive process to be the only way through which we Clearwire stockholders would realize its true value.

The scenarios we envision arise from a simple question—that is, what will DISH or SoftBank do if it is not the winning bidder for Sprint?

Scenario #1—Sprint Board Rejects DISH Offer/Accepts SoftBank Offer: If the Sprint board of directors rejects DISH’s recent offer and continues forward with SoftBank, how would DISH respond? It is public knowledge that DISH now has significant capital available to pursue alternatives for spectrum. We believe that it is not beyond reason, particularly given DISH’s prior actions, that DISH could use this capital to make another, perhaps firmer, direct bid for 100% of Clearwire.

Scenario #2—Sprint Board Rejects SoftBank Offer/Accepts DISH Offer: If the Sprint board of directors decides that DISH’s recent offer is superior to the SoftBank offer and elects to terminate Sprint’s merger agreement with SoftBank, what does SoftBank do? It is not farfetched to imagine a scenario where SoftBank, instead of increasing its offer for Sprint, takes the termination fee that Sprint would be required to pay and submits a direct bid for 100% of Clearwire.

How this could play out is anybody’s guess, but one thing is for sure: it will not play out before the contest for Sprint is settled. Before then, we the Clearwire shareholders need to hold firm and reject Sprint’s attempt to lockdown Clearwire for cheap. Surely there are countless other scenarios regarding Sprint’s fate or an acquisition of Clearwire that could present themselves and that would benefit Clearwire’s minority shareholders. However, what we do know is this: Unless we all vote AGAINST the Sprint-Clearwire Merger, we Clearwire stockholders will not have the opportunity to see whether DISH, SoftBank, or another suitor, would make an offer for Clearwire that ultimately could benefit all Clearwire stockholders.

If any of these scenarios were to play out, the Clearwire Board would be under heightened scrutiny to obtain an offer that is in the best interests of all Clearwire shareholders, not just Sprint. As we all know, the Clearwire Board owes fiduciary duties to all of the Clearwire stockholders, not just Sprint, and those fiduciary duties are heightened in situations where the Company is for sale. We believe that, if Clearwire stockholders do reject the Sprint-Clearwire Merger, the spotlight on the Clearwire Board and its activities will be even brighter

As we have explained in other public disclosures, we believe that the value of Clearwire’s spectrum increases every day with the advent and development of the TDD-LTE technology that can utilize the same spectrum that Clearwire holds. We believe this is one reason why both SoftBank and DISH desperately want to control Clearwire’s spectrum. We therefore believe that, if the scenarios we suggest become real, the Company could receive bids that reflect the true value of the Company, which, in our view, far exceeds the $2.97 per share that Sprint has offered. Moreover, if the Company were to attract bids in excess of the price Sprint has offered, the Clearwire Board would be duty bound to pursue the offer and ultimately recommend that the Clearwire stockholders accept the offer. Indeed, if the Clearwire Board believes that Sprint’s

$2.97 per share offer is a fair price, we believe that it must conclude that any price higher than that is even better for Clearwire’s stockholders.

We also believe that the Clearwire Board would have to make this recommendation to support a higher price for Clearwire shares even if Sprint is the majority stockholder and even if Sprint has indicated that it is not an interested seller. Sprint’s controlling position in Clearwire does not relieve the Clearwire Board of its fiduciary duty to seek the best price it can get for Clearwire in a sale, including if that means looking beyond Sprint as the only possible suitor for Clearwire.

Some may argue that our possible scenarios will not play out for one simple fact: Sprint will not sell its shares in Clearwire. Indeed, we understand that Sprint cannot be forced to sell its stake in Clearwire. However, we can envision a scenario where Sprint could be a seller. This could occur if bids for Clearwire were high enough to convince the Sprint board of directors that, in exercising their fiduciary duties, a sale of Sprint’s Clearwire stock is in the best interests of Sprint and its stockholders. We could envision a scenario in which such a decision was a rational outcome. If this circumstance were to present itself to the Sprint board of directors, it could determine that Sprint could carry on its current business without controlling Clearwire. Such a determination could be based on the following: Sprint would have already received a significant influx of cash (over $3 billion) from SoftBank. In addition, Sprint would receive a significant amount of additional cash through the sale of its Clearwire shares, which would provide Sprint with an opportunity to reduce its debt and gain additional liquidity. And, finally, Sprint would still have access to Clearwire’s spectrum through its existing 4G MVNO Agreement with Clearwire.

On the other hand, if Sprint were to prevent a sale of the Company, we ask you: What does that say about Sprint’s assertions regarding the value of Clearwire? Sprint believes that its $2.97 per share price is fair to Clearwire’s minority stockholders. If the Clearwire Board were to conduct the sales process we describe here and obtain a better offer than the Sprint offer, how could Sprint say with a straight face that such an offer is not better for Clearwire’s minority stockholders? We would say: It can’t. If Sprint were to reject another offer for Clearwire it would do so only if it were certain of one thing—that the Clearwire spectrum is much more valuable than its $2.97 per share price reflects.

Therefore, we believe that your vote AGAINST the Sprint-Clearwire Merger will allow the Clearwire Board to have another opportunity to unleash the value of Clearwire through a sales process that seeks direct bidders—that is, bidders other than its controlling stockholder Sprint—to make an offer for 100% of the Company.

*        *        *

We also want to bring to your attention two other issues for you to consider:

First, as we have stated in other public disclosures, Crest and other Clearwire stockholders have filed suit in the Delaware Court of Chancery alleging breaches of fiduciary duty by Sprint and the Clearwire Board and challenging the fairness of the Sprint-Clearwire Merger. Among the issues raised in those law suits is whether the Voting and Support Agreement should be struck down or enjoined. Recall that this is an agreement pursuant to which Intel Capital Corporation (and related entities), Comcast Wireless Investment, LLC, and BHN Spectrum Investments, LLC, who are Clearwire shareholders and, more importantly for this issue, are parties to the governing Equityholders’ Agreement, agreed to vote for the Sprint-Clearwire Merger.

Crest continues to weight its options on how it would proceed from a litigation standpoint if the Sprint-Clearwire Merger were approved. As we have noted in the past, the presiding judge in the pending litigation has said that “I think there are colorable claims here.” We also believe that this judge recognized that there are circumstances in which a transaction can be rescinded. If we do pursue our claims that the terms of the Sprint-Clearwire Merger, including this Voting and Support Agreement, were coercive and unfair to the minority stockholders, we will not hesitate to take the judge at his word and argue that the Sprint-Clearwire Merger should be rescinded based on the coercive Voting and Support Agreement and other merger terms to which the Clearwire Board inexcusably agreed.

Second, as we also have noted in some of our other public disclosures, even if the Clearwire stockholders approve the Sprint-Clearwire Merger, other important conditions must be satisfied before the Sprint-Clearwire Merger can be consummated. Approval by the Federal Communications Commission (the “FCC”) of Sprint’s and its acquirer’s taking control of Clearwire’s spectrum also must be obtained. The FCC is currently considering Sprint’s and SoftBank’s joint application to take control of Clearwire’s spectrum. However, the FCC’s approval of this application is not certain. In fact, just yesterday, DISH sent a letter to the FCC asking it either to hold this proceeding in abeyance or to initiate a further evaluation by designating the SoftBank/Sprint application for a hearing. DISH’s reason for making this request is its assertion that “DISH has reportedly been the target of possible extortionate behavior on the part of SoftBank” arising from SoftBank reportedly having threatened banks that would fund DISH’s offer for Sprint with possible exclusion from participation in the planned initial public offering of the Chinese e-commerce company Alibaba Group, in which SoftBank apparently has a 33% equity stake. These allegations are serious and may give the FCC reason to delay the approval that is needed before the Sprint-Clearwire Merger can close.

*        *        *

For all of the foregoing reasons as well as the reasons stated in Crest’s proxy materials, we urge you to vote “AGAINST” the Sprint-Clearwire Merger by signing and returning the GOLD proxy card.

Crest urges all stockholders NOT to sign or return any WHITE proxy card sent to you by the Company.

If you have already returned the WHITE proxy card, you can effectively revoke it by voting the GOLD proxy card. The GOLD proxy card will provide instructions on how to vote on-line. Only your latest-dated proxy card or vote will be counted.

If you have any questions or need assistance in voting the GOLD proxy card, please contact our proxy solicitor, D.F. King & Co., Inc. at 1-800-949-2583 (toll-free). To access Crest’s definitive proxy statement at no charge, please visit the following website: http://www.dfking.com/clwr.

Sincerely yours,

/s/ David K. Schumacher

David K. Schumacher

General Counsel

Crest Financial Limited

*************************************************************************************

About Crest Financial Limited

Crest is a limited partnership under the laws of the State of Texas. Its principal business is investing in securities.

Important Legal Information

In connection with the Sprint-Clearwire Merger, Crest and other persons (the “Participants”) have filed a definitive proxy statement with the U.S. Securities and Exchange Commission (“SEC”). The definitive proxy statement has been mailed to the stockholders of Clearwire. SECURITYHOLDERS OF CLEARWIRE ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND ALL OTHER PROXY MATERIALS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS, CLEARWIRE, AND THE SPRINT-CLEARWIRE MERGER. The definitive proxy statement and all other proxy materials filed with the SEC are available at no charge on the SEC’s website at http://www.sec.gov. In addition, the definitive proxy statement is also available at no charge on the website of the Participants’ proxy solicitor at http://www.dfking.com/clwr.

Forward-looking Statements

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans, or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties. Forward-looking statements are not guarantees of future activities and are subject to many risks and uncertainties. Due to such risks and uncertainties, actual events may differ materially from those reflected or contemplated in such forward-looking statements. Forward-looking statements can be identified by the use of the future tense or other forward-looking words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “should,” “may,” “will,” believes,” “continue,” “strategy,” “position,” or the negative of those terms or other variations of them or by comparable terminology.

5